Exhibit 12.1

LAZARD LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Ltd and its subsidiaries on a consolidated basis.

	Three Months Ended March 31, 2016	Year Ended December 31,
		2015		2014	2013		2012		2011
		(dollars in thousands)
Operating income (loss)	$98,377	$(16,620)		$519,465	$216,807		$123,885		$235,499
Add—Fixed charges	17,612	75,109		86,066	103,668		106,470		110,919

Operating income (loss) before fixed charges	$115,989	$58,489		$605,531	$320,475		$230,355		$346,418

Fixed Charges:
Interest (b)	$11,898	$51,159		$62,570	$79,381		$81,565		$90,126
Other (c)	5,714	23,950		23,496	24,287		24,905		20,793

Total fixed charges	$17,612	$75,109		$86,066	$103,668		$106,470		$110,919

Ratio of earnings to fixed charges	6.59	–	(d)	7.04	3.09	(e)	2.16	(f)	3.12

Deficiency in the coverage of operating income (loss) before fixed charges to total fixed charges		$16,620

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the periods presented represent income before income taxes and fixed charges, and

•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.

(b)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.

(d)	Operating income for the year ended December 31, 2015 is presented after giving effect to a charge of (i) $60,219 associated with the redemption of $450 million of the 2017 Notes, (ii) $2,655 excess interest expense due to the period of time between the issuance of the 2025 Notes and the settlement of the redemption of the 2017 Notes, (iii) $12,203 relating to a private equity revenue adjustment and, (iv) $542,270 relating to the provision pursuant to the tax receivable agreement. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 8.95. The Company’s net income for the year ended December 31, 2015, which was affected by a significant income tax benefit during such period, was $992,932. See the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 for additional information regarding the Company’s operating income and net income for the year ended December 31, 2015.

(e)	Operating income for the year ended December 31, 2013 is presented after giving effect to a charge of (i) $64,703 associated with the cost saving initiatives announced by the Company in October 2012, (ii) $54,087 pertaining to the refinancing of the 2015 Notes and the issuance of the 2020 Notes and (iii) $12,203 relating to private equity incentive compensation. Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 4.35.

(f)	Operating income for the year ended December 31, 2012 is presented after giving effect to (i) a charge in the first quarter of $24,659 relating to severance costs and benefit payments associated with staff reductions, including the acceleration of unrecognized amortization expense of deferred incentive compensation previously granted to individuals being terminated, (ii) a charge in the fourth quarter of $102,576 associated with the cost saving initiatives announced by the Company in October, 2012. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 3.36.